
August 7, 2015

Via E-mail
Thomas DeNunzio
Chief Executive Officer and Director
Exquisite Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, Rhode Island 02190

    Re: **Exquisite Acquisition, Inc.**
            Amendment No. 2 to Registration Statement on Form S-1
            Filed July 20, 2015
            File No. 333-201697

Dear Mr. DeNunzio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2015 letter.

General

1. We note that you have revised your disclosure to indicate that the proceeds from the sale of the shares in this offering will be payable to Adam S. Tracy, Esq. for the benefit of Exquisite Acquisition, Inc. and that all subscription funds will be held in trust in a non-interest bearing Trust Account at Fifth Third Bank. Rule 419(b)(1) of Regulation C requires that all securities issued by a blank check company and the gross proceeds from the offering shall be deposited into "(A) An escrow account maintained by an 'insured depository institution,' as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act …; or (B) A separate bank account established by a broker or dealer registered under the Exchange Act maintaining net capital equal to or exceeding $25,000 … in which the broker or dealer acts as trustee for persons having the beneficial interests in the account." Please advise us how having the proceeds payable to Adam Tracy, Esq.

and being held in trust at the Fifth Third Bank meets the requirements of Rule 419(b)(1). We may have further comment.

Summary Financial Information, page 7

2. Please amend your filing to update your summary financial information and your dilution information through May 31, 2015, the date of the latest financial statements included in the filing. Your discussion of financial condition and results of operations included in management's discussion and analysis should also be revised to include a discussion of your financial condition and results of operations for the interim period ended May 31, 2015.

Use of Proceeds, page 14

3. We note that you have deleted the footnote 2 to remove the reference to deducting the $1,500 trust fee but that your Use of Proceeds table still shows a net offering proceed amount after the deduction of the $1,500 trust fee. Please revise your use of proceeds table to remove the deduction for the $1,500 trust fee or advise as appropriate.

4. We note your response to comment 4 and we reissue the comment. Please provide your analysis of how release of your proceeds for working capital upon discovery of a probable acquisition as noted in footnote 1 to the Use of Proceeds table is consistent with Rule 419(e).

Dilution, page 15

5. We note that you use the net proceeds from the offering reflected in your Use of Proceeds table after the deduction of the $1,500 for trust fees for your calculations in this section. Please revise your amounts reflected as 'net proceeds from this offering' or advise.

Prior and Current Blank Check Company Experience, page 26

6. We note your response to comment 10. Please briefly indicate that there is no public market for any of the noted entities in the table.

Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

7. Please revise the consent to indicate that report of the independent registered public accounting firm is included in the amendment to the Form S-1 rather than incorporated by reference as it currently indicates.

Thomas DeNunzio
Exquisite Acquisition, Inc.
August 7, 2015
Page 3

<u>Exhibit 99.1</u>

8. We note that the company and Adam S. Tracy, Esq. entered into an Escrow Agreement. We also note that your prospectus talks about a trust account and indicates that Adam Tracy is a trust agent. Please revise as appropriate or advise.

<u>Exhibit 99.2</u>

9. We note your response to comment 12. The Subscription Agreement indicates in section 1(b) to "Make Checks Payable to: Underhill Securities Corp …." Please revise your subscription agreement as appropriate.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director